DeoBioSciences, Inc.



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of DeoBioSciences refer to DeoBioSciences, Inc., a Corporation formed on February 3rd, 2000 in Delaware (the "Company"). The Company's physical address is 4045 Five Forks Trickum Rd. B8-243 Lilburn, GA 30047.

You may contact the Company by emailing investorinfo@deobiosciences.com. This annual report is posted on the Company's website, www.deobiosciences.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

DeoBioSciences ("DeoBioSciences, Inc." or "Company") is a corporation formed on February 3rd, 2000, in Delaware. The Company's physical address is 4045 Five Forks Trickum Rd. B8-243 Lilburn, GA 30047. The Company's web site may be accessed at www.deobiosciences.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Catherine Bryant

Board positions with DeoBioSciences, Inc.

Dates	Position	Principal Occupation
02/03/2002 - Present	Board Director	Board Director

Positions with DeoBioSciences, Inc.

Dates	Position	Responsibilities
02/03/2002 - Present	Director/Co-founder	Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2008 - Present	Self-Employed	Bio-prospector/Inventor

Kathyrn Smith

Board positions with DeoBioSciences, Inc.

Dates	Position	Principal Occupation
02/03/2002 - Present	Board Director	Board Director

Positions with DeoBioSciences, Inc.

Dates	Position	Responsibilities
02/03/2002 - Present	Director	Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2018 - Present	University of Illinois System	Instructor/Training Officer

John Adamson, Jr.

Board positions with DeoBioSciences, Inc.

Dates	Position	Principal Occupation

| 02/03/2002 – Present | Board Director | Board Director |

Positions with DeoBioSciences, Inc.

Dates	Position	Responsibilities
02/03/2002 - Present	CEO/President Director	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2018 - Present	U.S. Occupational Safety & Health Administration	Analyst

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

John Adamson, Jr. owns 226,200 shares of Common Stock, representing a voting power of 71.99%.

Catherine Bryant owns 84,240 shares of Common Stock, representing a voting power of 26.81%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

DeoBioSciences ("DBS") is a virtual biotech firm trying to develop a cancer drug based on a naturally occurring compound that selectively kills both early and advanced stage cancer in humans and (we project) dogs and cats. We are reverse engineering the drug from anecdotal data and reports of human efficacy and safety from ethnopharmacological data and also corroborating studies involving molecular homologues in humans and animals that further confirmed safety and efficacy. So far, our lab results have corroborated and met all our predictions for safety and performance.

DeoBioSciences' major objectives for the next twenty-four months are:

1. Continue preclinical testing of our anti-cancer drug candidate usingPDX mice models that predict Phase III clinical results with ~90% accuracy

2. Begin and complete veterinary clinical trials using spontaneous canine cancer models for both comparative and target animal purposes

3. If results at the end of this veterinary clinical trial are supportive, begin negotiations on in-licensing deal(s) or file a New Animal Drug Application (NADA) with the Food and Drug Administration (FDA)

4. If results at the end of this veterinary clinical trial phase are supportive, prepare and file an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) to begin evaluation in humans and initiate FDA accelerated approval options

5. Secure financing for performance of human clinical trials

Technology and Products

DBX-31 is proven to selectively kill a wide range of hard-to-kill human cancer cells in vitro. DBX-31 precisely attacks cancer through exploitation of an external apoptotic pathway, resulting in targeted apoptosis (i.e. "cell suicide"). Most other pro-apoptotic agents are either not targeted against cancer cells or cause "cell suicide" through a p53-dependent pathway—this means that either (1) non-cancerous, normal cells/tissues may be harmed, or (2) the drug can be rendered ineffective by inevitable mutations, of the p53 gene, that inhibit apoptosis. Further, we project that DBX-31 lacks many limitations of the current trend of immunotherapies, chemotherapies, gene therapies, and anti-angiogenesis drugs, which have had mixed success and tend to be economically prohibitive, which limits market adoption.

We are exploring multiple product applications for lucrative markets, including:

1. Stand-alone, broad application, human patient, cancer therapy

2. Combined apoptotic therapy (based on exciting recently published studies)

3. Veterinary cancer therapy

4. Diagnostic/biomarker applications

5. Transport/delivery molecule

Our evidence to-date has been superb but our long-term goal is to validate our technology in relevant models, further de-risk us as an investment and, hopefully, obtain regulatory approval in multiple global markets. This should lead to an increased valuation for our stakeholders.

There are three (3) primary routes DeoBioSciences can take to monetize its technology. One option is the "in-licensing "exit" option which means the rights to market and sell the technology for a specific use (e.g. human cancer therapeutic, veterinary cancer therapeutic, diagnostic agent, etc.) in a particular geographic market (e.g. USA., Europe, Japan, etc.) is granted to another party (called a "licensee" – usually a large pharmaceutical company ("pharma") with existing infrastructure) in exchange for, often, a large up-front cash payment and a significant cut of sales revenue or profits (royalties). This "in-licensing" option often begins with a smaller biotech collaborating with a development partner at the early phase of their research.

The second option for us to monetize our technology is to complete the remaining R&D independently and build-out the manufacturing and organizational infrastructure in-house to directly manufacture and distribute the end-product. If DBS directly manufactures and sells DBX-31, it will employ the same basic revenue model of negotiating prices and arranging payer subsidies through the applicable public and private payers, in the respective sales markets as commonly employed by most current global pharma and biotech makers. In those markets without payer subsidies, we will determine a fair and competitive pricing policy for direct sales through medical providers.

The third route for us to monetize our technology is to employ a hybrid of the first two methods where we license a portion of our technology (e.g. license granted for veterinary uses) or engage in a partnering deal, at the earliest viable point in time. We then use the revenue and/or resources from that deal to finance the in-house development of the remaining technology uses without diluting stockholder equity.

The question of what is our revenue model assumes that we will develop DBX-31 completely through to approval by the FDA/global regulatory bodies, then directly sell it. DBS is currently a pre-revenue stage virtual biotech. Our goal is to rapidly de-risk our R&D by generating highly predictive preclinical data using PDX translational mouse models. Depending on our next round of data, DBS might (1) resume negotiations with potential corporate development partners (e.g. Genentech, Merial), (2) gain licensing options for royalty deals for one or more of the potential commercial market applications (e.g. veterinary markets, diagnostic market) and/or (3) hold larger financing rounds while internally developing DBX-31 with a view toward accelerated FDA approval and entering the public stock markets as a drug manufacturer. The choice of which direction to go will depend on how much we raise in this Regulation CF offering and what our best offers are after the next round of research data is completed.

5. How many employees does the Company currently have? (§ 227.201(e))

DeoBioSciences currently has 1 employee.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. If DeoBioSciences is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. DeoBioSciences will require substantial future capital, or non-dilutive partnerships, in order to continue to conduct research and development, then monetize the results. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's financial condition and research operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.

2. Because DeoBioSciences has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for years, if at all. DeoBioSciences is in an early stage of development and, therefore, has a limited history of operations.

3. DeoBioSciences is faced with all of the risks associated with a company in the early stage of development. In addition, DeoBioSciences's business is subject to numerous risks associated with a new company engaged in biotechnology research. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated development difficulties, costs, and risks associated with developing a drug for such a complex and stubborn disease. These risks also include the need to obtain regulatory approval and contend with the unpredictability of such a process, in multiple markets around the globe. Because DeoBioSciences is focused on product research and development, the Company has not generated revenues to-date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4. The process of developing DeoBioSciences' products requires significant research and development, which is costly and does not result in revenues or profits. There can be no assurance that DeoBioSciences will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. DeoBioSciences' future growth may depend on its ability to attract and retain developmental partners or licensees. Attracting and maintaining partnerships depends to a large extent on its preclinical research results. If we fail in achieving our minimum research goals, we will probably be unable to attract partnerships or licensees or to retain them if we get them. If this happens, unless we secure third-party financing, our business, results of operations and financial condition may be materially adversely affected.

6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess

and you may risk overpaying for your investment. In addition, the Company may eventually issue additional classes of equity with rights that are superior to the class of equity being sold.

7. The Company does not anticipate paying any cash dividends for the immediately foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to grow its business as rapidly as possible. The Company does not intend in the foreseeable future to pay any dividends to holders of its stock.

8. We are highly dependent on the services of our current CEO/co-founder. Our future progress and results of operations depend in significant part upon his continued contributions. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the trajectory of our business and, thus, harm it and your investment.

9. Costs may not be controlled as planned or predicted. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to losses.

10. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

11. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or along history. The company may be limited in the disclosures it can or prudently should make about its technology, methods, plans, or procedures, due to intellectual property issues. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we take to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Our patent rights may not be granted by the granting authority or sustained by the courts if challenged. We cannot assure you that the patent granting authority of any jurisdiction will grant patent protection to our technology or products. Additionally, the process of doing so globally will be expensive and time-consuming. If patents are granted, they may be subject to circumvention by cunning competitors. If they are granted, court decisions could arise that adversely impact the protections afforded by our patent. Our product involves a derivative of a naturally occurring molecule. Courts have recently issued rulings that have complicated and introduced ambiguity into the process of patenting naturally occurring molecules. It's possible that such ambiguity could complicate or compromise the process of perfecting our patents or shielding our products from emulation.

14. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

15. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

16. Risk of Security Breach: We could be victimized by breaches of security into our IT systems and databases. A fundamental risk of a proprietary technology based business is ensuring the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect our data and reduce the likelihood of security breaches, failures on the parts of our vendors, collaborators, or partners to mitigate such breaches may adversely affect our operating results.

17. Technological Risk: We operate in a crowded therapeutic market that is characterized by continuing and rapid technological advancement and enhanced products. Our technology may underperform future cancer therapeutics introduced by our competitors.

18. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain partners, licensees, and investors. Our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver satisfactory research study data could result in investor dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

19. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more biotech startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own product that directly competes with us.

20. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no public market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market in the immediate future. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their securities on an exchange, is acquired or goes bankrupt.

21. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China, since then, it has become a global pandemic with mutated variations currently arising. The extent to which the coronavirus or any other related or unrelated public health threats impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus or its variants globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

22. If only the minimum target financing goal of $10,000 is reached, the Company will still require additional capital from other sources as debt, equity, or grant/award funding, or in some combination thereof, in the approximate amount of $135,000, in order to have a reasonable chance of achieving the minimum level of research and development to provide further validation of product viability and data applicable toward an FDA Investigational New Drug application. The proceeds of an offering raise of substantially less than $145,000 would only allow the Company to fund general administrative, marketing, or further fundraising activities but would probably be insufficient to allow full completion of the next phase of research and development (R&D) goals. Therefore, in such a scenario, the Company would need to supplement any financing obtained under such conditions. Hence, it is possible that the Company could sell an amount greater than or equal to the Target Offering Amount, and still be unable to advance its R&D plans sufficiently to continue its operations or achieve its short or long-term business goals. If your investment is not supplemented with a sufficient amount of investment from others, it is possible that you will be invested in a company that is underfinanced and unable to meet the business goals, elsewhere expressed in this offering.

23. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible

through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

24. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

31. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

32. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

33. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES

SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	800,000	314,207	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of DeoBioSciences, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have minority ownership in DeoBioSciences, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
John Adamson, Jr.	$91,318	0.0%	Payable On Demand

Other Material Terms

The Company entered into a note payable arrangement covering both pecuniary lending and uncompensated wages with one of its co-founders. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet to be paid when Company has both sufficient revenue and liquidity to do so.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption
04/2022	Common Stock	$110,350	Section 4(a)(6)

Use of Proceeds

If we raise the maximum goal:

1. Protein expression and optimization to manufacture drug supply for animal studies;

2. Activities/staff needed to conduct pre/clinical mouse research to obtain data for potential development partners;

3. Conducting canine trials on pet patient population;

4. Evaluating other potential commercial uses;

5. Preparation and filing of NADA with FDA/USDA for new animal drug and/or prep of IND for human clinical trials;

6. Legal costs related to Intellectual property protection and financing.;

7. Compensation and benefits for staff (approx. 1-3 employees) for approximately 20 months;

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John Adamson, Jr.	CEO	Note Payable	$105,363

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

In the year ended December 31, 2021, the company recorded a total expenditure of $29,087 which resulted in a net loss of $29,087. The majority of the proceeds were used to finance Research Activities. On December 31, 2021, the company had $1,043 in the bank. During this period the company recorded financing activities and received another $14,045 via Note Payable from its founder. In April of 2022 the Company was able to raise additional funds in the amount of $110,350 through a Reg CF offering via Netcapital.

The Company was still in a pre-revenue stage of development. This is typical and consistent with all biotechnology companies in the research and development phase of their first product candidate, prior to FDA approval to sell their products. Therefore, with no revenues, the Company posted operating losses of $19,427 in 2020 and $14,658 in 2019. The Company's financial instruments consist primarily of cash and notes payable. The Company's only source of liquidity other than nominal cash balances was founder financing. The founder financing is in the form of a note payable arrangement whereby the Company was provided loans to service debts and make purchases, as needed. The current loan balance outstanding is classified as a long-term liability on the Company's balance sheet and amounted to $105,363 on December 31, 2021, and $91,318 on December 31st, 2020. The Company also recorded a note payable for unpaid wages of $169,310 on December 31, 2021, and $154,270 on December 31st, 2020.

The Company raised $110,350 through an Equity Crowdfunding Campaign via Netcapital, which closed on March 23rd, 2022. The Company plans to use the proceeds of this Offering to fund general and administrative expenses, marketing, and further fundraising activities.

As stated in its offering materials, the Company anticipates the need to raise additional capital to have a reasonable chance of achieving its post offering goals for use of the proceeds. Toward that end, the Company has begun marketing activities to potential investors or participants in subsequent financing activities. Additionally, the Company has also begun hiring activities and seeking lab leasing options to initiate its planned research activities. It is projected that the proceeds raised will be sufficient to compensate the needed in-house personnel for the next year. However, depending on the costs of other components of the R&D budget, supplemental funding will likely be needed approximately eight (8) months after research activity commences

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

DeoBioSciences, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

DeoBioSciences, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.deobiosciences.com) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
John Adamson
394992F0424B448...

I, ________ ("Full name") certify that:

(1) the financial statements of DeoBioSciences, Inc. ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of DeoBioSciences, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for DeoBioSciences, Inc. ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: John Adamson

Position: CEO

Date: 4/25/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

DeoBioSciences, Inc.
Financial Statements for the years ended
December 31, 2021 & December 31, 2020

DeoBioSciences, Inc.

Balance Sheet as at December 31, 2021 & December 31, 2020

	2021 USD	2020 USD
CURRENT ASSETS		
Cash and bank balances	1,043	1,151
Short term investments	-	-
	1,043	1,151
TOTAL ASSETS	1,043	1,151
CURRENT LIABILITIES		
Notes Payable	3,927	4,035
NON CURRENT LIABILITIES		
Notes Payable - Founder Loan	105,363	91,318
Notes Payable - Uncompensated Wages	187,510	154,270
	292,873	245,588
TOTAL LIABILITIES	296,800	249,623
NET ASSETS / (LIABILITIES)	(295,757)	(248,471)
REPRESENTED BY:		
STOCKHOLDER`S EQUITY		
Authorized Share Capital		
Class-A common stock (800,000 shares at $0.0001 par value)		
Issued - Unsubscribe Share Capital		
Class-A common stock (312,000 shares at $0.0001 par value)	1,000	1,000
Accumulated Deficit	(296,757)	(249,471)
TOTAL STOCKHOLDER`S EQUITY	(295,757)	(248,471)

DeoBioSciences, Inc.

Statement of Income
For The Years Ended December 31, 2021 and December 31, 2020

	2021 USD	2020 USD
REVENUE		
From operations	-	-
Other income	-	-
	-	-
EXPENDITURE		
Research Activities	33,240	11,400
Marketing	9,755	4,587
Entertainment & food	-	5
Travel & Fuel	107	650
Internet & communication charges	878	1,642
Tax payment	1,677	
Service, interest and other bank charges	1,629	1,143
TOTAL EXPENDITURE	47,287	19,427
NET INCOME / (LOSS)	(47,287)	(19,427)

DeoBioSciences, Inc.

Cash Flow Statement
For The Years Ended December 31, 2021 and December 31, 2020

	2021 USD	2020 USD
CASH FLOW FROM OPERATING ACTIVITIES		
Loss for the year	(47,287)	(19,427)
Changes in working capital		
Increase in current liabilities		
Notes Payable	(108)	1,072
Net cash used in operating activities	(47,395)	(18,355)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	-
Purchase of Intangible asset	-	-
Net cash used in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Notes Payable - uncompensated wages	18,200	11,400
Notes Payable - Founder	29,086	8,027
Net cash inflow from financing activities	47,286	19,427
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(109)	1,072
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,151	79
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	1,043	1,151

DeoBioSciences, Inc.

Stockholder's Equity
For The Years Ended December 31, 2021 and December 31, 2020

	Class A Common Stock	Accumulated deficit	Total
	USD	USD	USD
Closing Balance as at December 31, 2019	1,000	(230,044)	(229,044)
Issuance of Stock for cash during the year	-	-	-
Loss for the year ended December 31, 2020	-	(19,427)	(19,427)
Closing Balance as at December 31, 2020	1,000	(249,471)	(248,471)
Issuance of Stock for cash during the year	-	-	-
Loss for the year ended December 31, 2021	-	(47,287)	(47,287)
Closing Balance as at December 31, 2021	1,000	(296,757)	(295,757)

DeoBioSciences, Inc.

Notes To The Financial Statements For The Year Ended December 31, 2021 and December 31, 2020

1.   Legal Status And Activities

DeoBioSciences, Inc. (the Company) is an early stage life sciences research company established in February, 2000 and incorporated under the laws of Delaware as a C-corporation. The Company is in the process of conducting research and development of a potential anti-cancer drug.

2.   Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAPs").

3.   Use of Estimates

The preparation of financial statements in conformity with US GAAPs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

4.   Summary Of Significant Accounting Policies

The significant accounting policies adopted in the preparation of these financial statements are as follows:

4.1   Cash and Cash Equivalents

Cash and cash equivalents comprise of cash & bank balances and short term highly liquid investments having maturities of three months or less.

4.2   Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is accounted for on accrual basis when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured except voluntary donations which are accounted for on receipt basis.

Income on the investments and bank deposits is recognized on time proportion basis using the effective interest method.

Currently, the entity is in its Research & Development stage and has not earned any revenue from sale of its product.

4.3   Trade Debts and Other Receivables

Trade debts and other receivables are recognised and carried at their amortised cost less an allowance for any uncollectable amounts. Carrying amounts of trade debts and other receivables are assessed on a regular basis and if there is any doubt about the realisability of these receivables, appropriate amount of provision is made.

4.4   Contingent Liabilities

A contingent liability is disclosed when the Company has a possible obligation as a result of past events, whose existence will be confirmed only by the occurrence or non-occurrence, of one or more uncertain future events not wholly within the control of the Company; or the Company has a present legal or constructive obligation that arises from past events, but it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

4.5   Expenses

The Company records compensations and wages, travel, entertainment, communication, food, advertising and all other expenses in the year in which they are incurred on accrual basis regardless of when ever they are paid. Costs for the annual period ending December 31, 2020 and 2019 primarily relate to the Company's digital advertising campaigns via social media as well as public relations.

4.6   Research and Development Costs

R&D-related costs relate primarily to new product development performed by the Company. In accordance with U.S. GAAP, all expenses related to R&D are recognized when incurred.

4.7   Accrued Salary - Uncompensated Wages

At December 31, 2021 and 2020, the Company had accrued on its balance sheet amounts that were both estimate-able and probable of payout to the Company's owners for salary earned but not yet paid out.

4.8   Notes payable / Founder Loan

The Company entered into a note payable arrangement whereby the Company was provided loan by its co-founders. This loan interest free and repayment date is not determined as of the date of balance sheet. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet.

4.9   Intangible Assets

Intangible assets are recognised at the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire or develop an asset at the time of its acquisition. This includes patent / proprietary property of the Company.

4.10   Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.

4.11   Provisions

Provisions are recognised when the Company has a present, legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

4.12   Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in these financial statements.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2021 and 2020 remain subject to review by that State for three years from the date filed or the original due date, whichever is later.

5. Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new products including, but not limited to, new technological innovations, protection of proprietary information, regulatory approval, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2021, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

6. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from either the issuance of equity or debt or its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

7. Legal Matters

There are no pending or threatened litigations, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with ASC 450, Contingencies.

8. Fair Value Measurement

The Company's financial instruments consist primarily of cash and cash equivalents, and notes payable. ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosures about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available.

All of the Company's financial instruments are measured on the basis of observable inputs in active markets (i.e., Level 1 within the ASC 820 framework). No financial instruments are measured on the basis of unobservable inputs, either Level 2 or 3.

9. Subsequent Events

The Company participated in a Crowdfunding Offering (the "Offering") as allowed for under the related SEC Regulation Crowdfunding rules authorized by Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012 and implemented through Securities Act of 1933, Section 4(a)(6) via the crowdfunding platform called Netcapital. The offering was filed with the United States Securities and Exchange Commission (SEC) in March 2021 and is hoped to solicit investment capital from qualified investors. The intended purposes of any proceeds raised was disclosed in the offering documents and will be applied, in general, to the Company's research and development goals. The offering was still active as of the end of the fiscal period covered by these financial statements.

Other than those events specified above in this note and other notes herein, no additional material events were identified by management through the issuance date of these financial statements that would necessitate disclosure herein.